Exhibit 21.1

Subsidiaries

1.	Naples Women’s Center, LLC

2.	HLYK Florida, LLC, dba Naples Center for Functional Medicine

3.	Bridging the Gap Physical Therapy LLC

4.	MEDOFFICEDIRECT L.L.C. dba MedOffice Direct

5.	Naples Advanced Women’s Care, LLC

6.	Aesthetic Enhancements Unlimited, LLC

7.	Concierge Care Naples LLC